

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Sue Veres Royal
Cheif Executive Officer
BeBop Channel Corp.
90 State Street, Ste 700 Office 40
Albany, NY 12207

> **Re: BeBop Channel Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 7, 2020**
> **File No. 024-11307**

Dear Ms. Royal:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Amended Offering Statement on Form 1-A

Financial Statements (Unaudited)
Note 3. Preparer's Statement, page 47

1.   Please remove the preparer's statement.

Sue Veres Royal
BeBop Channel Corp.
October 16, 2020
Page 2

You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services